

Mail Stop 3561

August 22, 2008

Mr. Bryan Chance
Chief Executive Officer and Chief Financial Officer
Renewal Fuels, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

> **Re:** **Renewal Fuels, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Forms 10-QSB/A for Fiscal Quarters Ended June 30, 2007,**
>   **and September 30, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2008,**
>   **and June 30, 2008**
> **Response Letter Dated August 1, 2008**
> **File No. 000-30172**

Dear Mr. Chance:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for Fiscal Year Ended December 31, 2007

1.   We note from your response to comment 1 of our letter dated July 18, 2008, that you acknowledged that you are required to perform an evaluation and include an assessment of internal controls over financial reporting as of the end of your fiscal year, December 31, 2007, under Exchange Act Rules 13a-15 and 15d-15. While you have already determined that there were material weaknesses in your internal controls over financial reporting, you must complete your evaluation of the effectiveness of your internal controls over financial reporting and include management's assessment. Please complete your evaluation of internal controls over financial reporting and provide management's assessment and amend your

filing to provide your conclusion under Item 308T(a)(3) of Regulation SB. Include a full description of your material weaknesses in your assessment along with your current plans, if any, or actions already undertaken, for remediating the material weaknesses.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Forms 10-QSB/A for the Quarter Ended June 30, 2007 and September 30, 2007

2.   We note that you restated your interim financial statements within your form 10-QSB for the quarters ended June 30, 2007, and September 30, 2007. Please file an Item 4.02 Form 8-K, as soon as reasonably possible, to report the non-reliance on previously issued financial statements or completed interim review.

Forms 10-Q for the Fiscal Quarter Ended March 31, 2008 and June 30, 2008

Exhibit 31

3.   We note that Exhibit 31 to your Forms 10-Q for the fiscal quarters ended March 31, 2008 and June 30, 2008 make several references to Renewal Fuels, Inc. as a small business issuer and to being exempt from the introductory language of paragraph 4 and paragraph 4(b) pursuant to SEC Release No. 33-8238. Pursuant to the "Dates" section of SEC Release No. 33-8618, this language must be provided in the first annual report required to contain management's internal control report and in all periodic reports file thereafter. Please amend these Forms 10-Q to revise the certifications in Exhibit 31 to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K. Additionally, conform the certifications to that found in Item 601(b)(31) of Regulation S-K. In this regard, remove the small business issuer references as you are newly qualified as a smaller reporting company pursuant to SEC Release No. 33-8876.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3688 with any other questions.

                                        Sincerely,

                                        Ryan Milne
                                        Accounting Branch Chief